Exhibit 99.1
AMBIPAR PARTICIPAÇÕES E EMPREENDIMENTOS S.A. - EARNINGS RELEASE 1Q24
RESPONSE SEGMENT
HIGHLIGHTS

R$million	1Q24	1Q23	Chg.	4Q23	Chg.
GROSS REVENUE	737.1	627.1	17.5%	791.7	-6.9%
DEDUCTIONS	(58.1)	(30.9)	88.0%	(51.2)	13.5%
NET REVENUE	679.1	596.3	13.9%	740.5	-8.3%
GROSS PROFIT	184.0	145.2	26.7%	197.1	-6.6%
GROSS MARGIN	27.1%	24.4%	2.7pp	26.6%	0.5 pp
GROSS REVENUE

RESPONSE
Composition of Gross Revenue R$million	1Q22	2Q22	3Q22	4Q22	1Q23	2Q23	3Q23	4Q23	1Q24
GROSS REVENUE	350.4	363.3	431.8	667.8	627.1	660.4	702.6	791.7	737.1
Brazil	112.5	122.8	159.4	202.5	208.7	244.5	270.9	317.6	333.8
International	237.9	240.6	272.4	465.3	418.4	415.9	431.8	474.1	403.4
Latam (ex-Brazil)	57.9	58.7	44.1	50.3	55.8	54.3	61.7	51.7	48.5
Europe	47.8	50.5	51.8	64.7	56.1	46.0	42.8	42.6	50.2
North America	132.2	131.3	176.5	350.3	306.5	315.5	327.3	379.8	304.7
Gross revenue reached R$737.1 million in 1Q24, 17.5% higher than 1Q23, due to the 59.9% growth in revenue from Brazil, offset by the 3.6% reduction in international revenue. The 6.9% reduction versus 4Q23 comes from the 14.9% drop in international revenue, mainly in North America (19.8% reduction), which was partially offset by the 5.1% increase in Brazil.
BRAZIL

COMPOSITION OF GROSS REVENUE R$million	1Q24	1Q23	Chg. 1Q24 x1Q23	4Q23	Chg. 1Q24 x4Q23
RESPONSE
TOTAL GROSS REVENUE	737.1	627.1	17.5%	791.7	-6.9%
Brazil	333.8	208.7	59.9%	317.6	5.1%
Subscriptions Brazil	74.8	38.2	95.9%	70.3	6.4%
Services Brazil	258.9	170.5	51.8%	247.3	4.7%

Services Provided		1Q23	2Q23	3Q23	4Q23	1Q24	Chg. 1Q24 vs 1Q23
Brazil	Gross Revenue (R$Million)	170.5	204.9	230.5	247.3	258.9	51.8%
	Number of Services Provided	2,727	3,075	3,237	3,644	3,697	35.6%
	Average Ticket (R$ Thousand)	62.5	66.6	71.2	67.9	70.0	12.0%
•Gross Revenue Brazil grew in all comparisons, driven by the provision of emergency services, especially rail and air, and by growth in environmental response.
•The growth in subscription revenue is mainly due to medical services.
•Within the quarter, the Company was called to deal with a road emergency, caused by a truck overturning in Joinville/SC which spilled a chemical product (sulfonic acid) into a spring and interrupted the city's water supply.

LATAM

COMPOSITION OF GROSS REVENUE R$million	1Q24	1Q23	Chg. 1Q24 x1Q23	4Q23	Chg. 1Q24 x4Q23
RESPONSE
TOTAL GROSS REVENUE	737.1	627.1	17.5%	791.7	-6.9%
International	403.4	418.4	-3.6%	474.1	-14.9%
Latam (ex-Brazil)	48.5	55.8	-13.2%	51.7	-6.3%
Latam Subscriptions	35.3	36.1	-2.1%	36.3	-2.5%
Latam Services	13.1	19.7	-33.4%	15.5	-15.1%

Services Provided		1Q23	2Q23	3Q23	4Q23	1Q24	Chg. 1Q24 vs 1Q23
Latam (Ex-Brazil)	Gross Revenue (R$Million)	19.7	19.7	25.8	15.5	13.1	-33.4%
	Number of Services Provided	95	90	102	89	87	-8.4%
	Average Ticket (R$ Thousand)	207.6	219.4	253.4	173.8	151.0	-27.3%
•The 13.2% drop in revenue in 1Q24 vs 1Q23 is due to the devaluation of the Chilean peso, as in local currency revenue showed mid-single digit growth. When comparing 1Q24 with 4Q23 in local currency, the reduction was low single digit.
•We opened a new base in Mexico, at the request of a client in the chemical sector, to support their operations, and we began prospecting for new clients to leverage organic growth in this region.
EUROPE

COMPOSITION OF GROSS REVENUE R$million	1Q24	1Q23	Chg. 1Q24 x1Q23	4Q23	Chg. 1Q24 x4Q23
RESPONSE
TOTAL GROSS REVENUE	737.1	627.1	17.5%	791.7	-6.9%
International	403.4	418.4	-3.6%	474.1	-14.9%
Europe	50.2	56.1	-10.5%	42.6	17.8%
Subscriptions Europe	4.7	4.8	-2.3%	4.3	8.4%
Services Europe	45.5	51.3	-11.3%	38.3	18.8%

Services Provided		1Q23	2Q23	3Q23	4Q23	1Q24	Chg. 1Q24 vs 1Q23
Europe	Gross Revenue (R$Million)	51.3	41.5	38.5	38.3	45.5	-11.3%
	Number of Services Provided	5,947	5,798	5,854	5,998	5,953	0.1%
	Average Ticket (R$ Thousand)	8.6	7.2	6.6	6.4	7.6	-11.4%
•The 10.5% drop in revenue in 1Q24 vs 1Q23 was mainly due to the major maritime oil spill emergency in the Strait of Gibraltar in 1Q23, which was partially offset by the response to oil spills in Tobago and at a refinery in Ireland throughout 1Q24.
NORTH AMERICA

COMPOSITION OF GROSS REVENUE R$million	1Q24	1Q23	Chg. 1Q24 x1Q23	4Q23	Chg. 1Q24 x4Q23
RESPONSE
TOTAL GROSS REVENUE	737.1	627.1	17.5%	791.7	-6.9%
International	403.4	418.4	-3.6%	474.1	-14.9%
North America	304.7	306.5	-0.6%	379.8	-19.8%

Services Provided		1Q23	2Q23	3Q23	4Q23	1Q24	Var. 1Q24 vs 1Q23
North America	Gross Revenue (R$Million)	306.5	315.5	327.3	379.8	304.7	-0.6%
	Number of Services Provided	3,228	3,660	3,751	4,754	4,525	40.2%
	Average Ticket (R$ Thousand)	95.0	86.2	87.2	79.9	67.3	-29.1%
•The drop in revenue in North America in the quarterly and annual comparison comes from (i) the drop in revenue in Canada, mainly due to the end of services linked to the Trans Mountain Pipeline project and (ii) fewer emergency services due to pipeline leaks, silos and asbestos decontamination in the USA.
•The drop in organic revenue in the annual comparison was partially offset by the entry of revenue from Bulldog (Alberta), now Ambipar Response.
•We have been providing services on the ship accident on the Baltimore bridge since the day of the accident. Today we have around 30 people allocated to this emergency, being the only private company to deal with the incident, in addition to 5 American government entities, demonstrating our capacity and quality in executing/conducting services.
NET REVENUE

R$millions	1Q24	1Q23	Var.	4Q23	Var.
GROSS REVENUE	737.1	627.1	17.5%	791.7	-6.9%
DEDUCTIONS	(58.1)	(30.9)	88.0%	(51.2)	13.5%
NET REVENUE	679.1	596.3	13.9%	740.5	-8.3%
% Deductions / Gross Revenue	(7.9%)	(4.9%)	-3.0 pp	(6.5%)	-1.4pp
•The variation in net revenue followed the evolution of gross revenue by geography, and the revenue deductions for each region. There was no significant change in the tax structure of each market, with deductions in the Brazilian market being greater than in the international market.
COST OF PRODUCTS/SERVICES (CASH)

RESPONSE
Composition of the Costs of Services Provided R$million	1Q24	1Q23	Chg.	4Q23	Chg.
Personnel	292.7	237.6	23.2%	300.0	-2.5%
Third parties	79.2	88.8	-10.9%	123.4	-35.8%
Maintenance	26.2	19.8	32.2%	27.3	-4.0%
Travel	13.0	17.2	-24.2%	12.2	6.7%
Freight	1.0	1.5	-30.8%	0.4	149.0%
Rentals	0.2	10.7	-98.5%	0.2	-25.1%
Fuel	18.3	12.6	45.6%	18.0	1.9%
Materials	10.7	7.9	35.3%	11.5	-6.3%
Telecommunications	3.3	3.7	-10.3%	4.1	-19.4%
Marketing	2.9	3.1	-6.4%	4.6	-37.7%
Taxes	3.1	10.8	-71.2%	6.1	-48.8%
Others	44.4	37.3	19.1%	35.6	24.7%
TOTAL	495	451.0	9.8%	543.4	-8.9%

RESPONSE
Composition of the Costs of Services Provided R$million	1Q22	2Q22	3Q22	4Q22	1Q23	2Q23	3Q23	4Q23	1Q24
Net Revenue	321.9	332.6	398.1	632.3	596.3	612.1	641.1	740.5	679.1
Personnel	118.0	120.2	137.7	271.5	237.6	253.4	260.0	300.0	292.7
Third parties	46.8	49.5	45.1	69.0	88.8	92.2	102.7	123.4	79.2
Maintenance	6.6	8.1	15.5	27.8	19.8	24.7	22.7	27.3	26.2
Travel	4.6	4.6	6.7	17.2	17.2	19.2	19.7	12.2	13.0
Freight	1.1	1.2	1.3	13.4	1.5	0.8	1.2	0.4	1.0
Rentals	9.6	9.5	3.3	8.6	10.7	11.7	(21.2)	0.2	0.2
Fuel	12.2	18.7	19.8	7.5	12.6	12.8	16.1	18.0	18.3
Materials	3.3	3.5	10.4	5.2	7.9	5.2	4.6	11.5	10.7
Telecommunications	0.7	0.6	1.0	4.2	3.7	2.9	3.7	4.1	3.3
Marketing	0.5	0.7	5.5	4.1	3.1	5.3	4.6	4.6	2.9
Taxes	9.3	6.2	5.9	(1.3)	10.8	4.2	1.1	6.1	3.1
Others	16.3	20.8	30.5	27.0	37.3	21.9	33.6	35.6	44.4
TOTAL	229.0	243.6	282.8	454.2	451.0	454.1	448.8	543.4	495.0
Percentage of Net Revenue

RESPONSE
Composition of the Costs of Services Provided R$million	1Q22	2Q22	3Q22	4Q22	1Q23	2Q23	3Q23	4Q23	1Q24
Net Revenue	321.9	332.6	398.1	632.3	596.3	612.1	641.1	740.5	679.1
Personnel	36.7%	36.1%	34.6%	42.9%	39.9%	41.4%	40.6%	40.5%	43.1%
Third parties	14.5%	14.9%	11.3%	10.9%	14.9%	15.1%	16.0%	16.7%	11.7%
Maintenance	2.1%	2.4%	3.9%	4.4%	3.3%	4.0%	3.5%	3.7%	3.9%
Travel	1.4%	1.4%	1.7%	2.7%	2.9%	3.1%	3.1%	1.6%	1.9%
Freight	0.4%	0.3%	0.3%	2.1%	0.2%	0.1%	0.2%	0.1%	0.1%
Rentals	3.0%	2.9%	0.8%	1.4%	1.8%	1.9%	(3.3%)	0.0%	0.0%
Fuel	3.8%	5.6%	5.0%	1.2%	2.1%	2.1%	2.5%	2.4%	2.7%
Materials	1.0%	1.1%	2.6%	0.8%	1.3%	0.8%	0.7%	1.5%	1.6%
Telecommunications	0.2%	0.2%	0.3%	0.7%	0.6%	0.5%	0.6%	0.6%	0.5%
Marketing	0.2%	0.2%	1.4%	0.6%	0.5%	0.9%	0.7%	0.6%	0.4%
Taxes	2.9%	1.9%	1.5%	(0.2%)	1.8%	0.7%	0.2%	0.8%	0.5%
Others	5.1%	6.2%	7.7%	4.3%	6.3%	3.6%	5.2%	4.8%	6.5%
Total	71.1%	73.2%	71.0%	71.8%	75.6%	74.2%	70.0%	73.4%	72.9%
Gross Margin	28.9%	26.8%	29.0%	28.2%	24.4%	25.8%	30.0%	26.6%	27.1%
The drop in the representation of third-party costs is due to the lower volume of use of these providers in emergencies. The largest cost components – Personnel, Third Parties, Maintenance, Fuel and Travel – represented more than 85% of total costs.

CAPEX RESPONSE
In 1Q24, the addition of fixed assets in Response was R$61.9 million. We invest in North America mainly in operational assets to support the growth of the operation.

CAPEX R$ MM	1Q23	2Q23	3Q23	4Q23	1Q24	Chg. 1Q24 vs. 1Q23
Total Capex Response	69.0	41.9	75.6	78.9	61.9	-10.3%
% Net Revenue Response	11.6%	6.9%	11.8%	10.6%	9.1%	-2.5pp

Expansion	38.0	24.3	39.6	23.2	14.7	-61.2%
% Net Revenue Response	6.4%	4.0%	6.2%	3.1%	2.2%	-4.2 pp

Brazil	25.6	6.3	23.9	3.7	0.0	-100.0%
% Gross Revenue Brazil	12.3%	2.6%	8.8%	1.2%	0.0%	-12.3pp
Latam (ex Brazil)	0.6	18.0	15.7	0.0	0.0	-100.0%
% Gross Revenue Latam (ex Brazil)	0.1%	4.3%	3.6%	0.0%	0.0%	-0.1 pp
Europe	0.3	0.0	0.0	0.0	0.2	-45.2%
% Gross Revenue Europe	0.5%	0.0%	0.0%	0.0%	0.3%	-0.2 pp
North America	11.5	0.0	0.0	19.5	14.6	26.8%
% Gross Revenue North America	3.8%	0.0%	0.0%	5.1%	4.8%	1.0 pp

Maintenance	31.1	17.7	36.0	55.7	47.1	51.5%
% Net Revenue Response	5.2%	2.9%	5.6%	7.5%	6.9%	1.7pp

Brazil	18.3	5.3	21.5	34.1	33.3	82.0%
% Gross Revenue Brazil	8.8%	2.2%	7.9%	10.7%	10.0%	1.2pp
Latam (ex Brazil)	0.5	1.8	0.0	0.4	3.2	538.8%
% Gross Revenue Latam (ex Brazil)	0.1%	0.4%	0.0%	0.1%	0.8%	0.7pp
Europe	1.6	1.8	1.4	0.2	3.8	136.3%
% Gross Revenue Europe	2.9%	4.0%	3.2%	0.5%	7.5%	4.7pp
North America	10.7	8.7	13.1	21.0	6.8	-36.1%
% Gross Revenue North America	3.5%	2.8%	4.0%	5.5%	2.2%	-1.2 pp